UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-8422

Countrywide Financial Corporation

Countrywide Home Loans, Inc.

Countrywide Capital III

(Exact name of registrant as specified in its charter)

4500 Park Granada

Calabasas, California 91302

(818) 225-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Countrywide Financial Corporation Series A Floating Rate Convertible Debentures due 2037 (and the

guarantees of Countrywide Home Loans, Inc. with respect thereto)

Countrywide Financial Corporation Series B Floating Rate Convertible Debentures due 2037 (and the

guarantees of Countrywide Home Loans, Inc. with respect thereto)

Countrywide Financial Corporation Medium Term Notes Series A (and the guarantees of Countrywide Home

Loans, Inc. with respect thereto)

Countrywide Financial Corporation Medium Term Notes Series B (and the guarantees of Countrywide Home

Loans, Inc. with respect thereto)

Countrywide Financial Corporation 6.25% Subordinated Notes due May 15, 2016

Countrywide Home Loans, Inc. Medium Term Notes Series E (and the guarantees of Countrywide Financial

Corporation with respect thereto)

Countrywide Home Loans, Inc. Medium Term Notes Series F (and the guarantees of Countrywide Financial

Corporation with respect thereto)

Countrywide Home Loans, Inc. Medium Term Notes Series H (and the guarantees of Countrywide Financial

Corporation with respect thereto)

Countrywide Home Loans, Inc. Medium Term Notes Series K (and the guarantees of Countrywide Financial

Corporation with respect thereto)

Countrywide Home Loans, Inc. Medium Term Notes Series L (and the guarantees of Countrywide Financial

Corporation with respect thereto)

Countrywide Home Loans, Inc. Medium Term Notes Series M (and the guarantees of Countrywide Financial

Corporation with respect thereto)

Countrywide Capital III 8.05% Trust Subordinated Capital Income Securities Series B (and the guarantees of

Countrywide Financial Corporation with respect thereto)

Countrywide Home Loans, Inc. 8.05% Junior Subordinated Debentures due June 15, 2027 (and the guarantees of Countrywide Financial Corporation with respect thereto)

Countrywide Financial Corporation and Countrywide Home Loans, Inc. Guarantees with respect to 6.75%

Trust Preferred Securities of Countrywide Capital IV

Countrywide Financial Corporation 6.75% Junior Subordinated Deferrable Interest Debentures due April 1,

2033 (and the guarantees of Countrywide Home Loans, Inc. with respect thereto)

Countrywide Financial Corporation Guarantees with respect to7% Capital Securities of Countrywide Capital V

Countrywide Financial Corporation 7% Junior Subordinated Deferrable Interest Debentures due November 1,

2036

Countrywide Financial Corporation Deferred Compensation Obligations

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or

15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Countrywide Capital III Trust Preferred Securities: 34 holders of record

All other classes included in this Form: None

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Countrywide Financial Corporation and Countrywide Home Loans, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 7, 2008	COUNTRYWIDE FINANCIAL CORPORATION
COUNTRYWIDE HOME LOANS, INC.
COUNTRYWIDE CAPITAL III

By:	/s/ Paul G. Lane
Name: Paul G. Lane
Title: Authorized Representative